FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 31 2009

ZAB Resources Inc.

Filer# 0-16353

Suite 1501, 700 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1A1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBIT

Exhibit

99.1     Material Change dated March 31, 2009 (re: NR   March 30, 2009)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  March 31, 2009

Exhibit 99.1 Material Change Report dated March 31, 2009

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

2.

Date of Material Change

March 30, 2009

3.

News Release

News release was issued on March 30, 2009 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Zab Resources Inc. announced that it will be changing its name to Kokomo Enterprises Inc. and it will be consolidating its common shares on the basis of twenty five old common shares for one new common share under its new name, all effective as of April 16, 2009.

5.

Full Description of Material Change

Vancouver, British Columbia, March 30, 2009 – ZAB RESOURCES INC. (the “Company”) wishes to announce that it will be changing its name from Zab Resources Inc. to KOKOMO ENTERPRISES INC. and it will be consolidating its common shares on the basis of twenty five old common shares for one new common share under its new name, all effective as of April 16, 2009.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.ZABRESOURCES.com or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

ZAB Resources Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President & CEO

The CNSX has neither approved nor disapproved the contents of this news release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 31st day of March, 2009.